UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Commission File No.: 333-61286

CUSIP No.: 49375K109

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-Q FOR THE PERIOD ENDING June 30, 2005

PART I - REGISTRANT INFORMATION

Kid Castle Educational Corporation

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(Full Name of Registrant)

8th Floor, No. 98 Min Chuan Road
Hsien Tien, Taipei, Taiwan R.O.C.

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(Address of Principal Executive Offices)

PART II - Rule 12b-25(b) and (c)

If the subject report can not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(c), the following should be completed. (Check box if appropriate)

<(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

[x]

 <(b) The subject quarterly report will be filed on or before the 5th calendar day following the prescribed due date: and

<(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Due to events unforeseen by us including the resignation of Pricewaterhouse Coopers as our primary auditor, we are unable to complete our Form 10-Q for the period ended June 30, 2005 without an unreasonable effort and expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

SANDRA LIN    011 - 886 - 2 - 2218-5996

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(Name)       (Area Code and telephone number)

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the  Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

                                          [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results in  operations from the corresponding period for the last fiscal year will  be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [ ] Yes   [x] No

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Kid Castle Educational Corporation

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(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Kuo-An Wang

August 15, 2005

Kuo-An Wang

Chief Executive Officer

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